SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                     of the
                         Securities Exchange Act of 1934


                 Report on Form 6-K for the month of April 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X    Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_|    No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_|    No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_|    No: |X|


         Enclosures:
        1. A notification dated 2 April 2004, confirming the sale of the US packaged gas business to Airgas Inc. has been agreed.


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        2.   A notification dated 20 April 2004, advising that conditional approval has been recommended by the Competition Commission for African Oxygen Limited to sell Afrox Healthcare Limited to Business Venture Investments No 790 (Pty) Ltd.
        3. A notification dated 22 April 2004, of the disposal of 8,000 Ordinary shares in The BOC Group plc by Ogier Trustee Limited as a trustee of The BOC Group plc Employee Share Trust (1995).
        4. A notification dated 28 April 2004, of the disposal of 7,965 Ordinary shares in The BOC Group plc by Ogier Trustee Limited as a trustee of The BOC Group plc Employee Share Trust (1995).
        5. A notification dated 29 April 2004, advising of the appointment of A Quinn CBE and I Napier as non-executive directors of The BOC Group plc and the resignation of R Mendoza as a non-executive director of The BOC Group plc.
        6. A notification dated 30 April 2004, advising that FMR Corp and Fidelity International Limited have a notifiable interest of 3.00% in the issued Ordinary share capital of The BOC Group plc.




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   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 2 APRIL 2004
                  AT 13.03 HRS UNDER REF: PRNUK-0204041302-61AE


Sale of US packaged gas business now agreed


Windlesham, UK, 2 April 2004 -- The BOC Group announced on 27 January 2004 that it had signed a letter of intent to sell its US packaged gases business to Airgas for up to USD 200 million in cash. Today it confirms that a formal asset purchase agreement has now been signed with Airgas and clearance has been given by the Federal Trade Commission as required under the Hart-Scott-Rodino Act. It is expected that the transaction will be completed by 31 July 2004.

The consideration will be $175million in cash upon the closing of the transactions contemplated by the asset purchase agreement, with up to an additional $25million to be paid on or about 15 November 2005. The proceeds will be applied initially to the reduction of group borrowings.

         Airgas will acquire approximately 120 BOC locations in 21 states in the US involved in distributing packaged gases and welding equipment. These locations include cylinder-filling plants, retail stores and warehouse facilities. More than 1000 people are employed on these sites.


Contact: Nigel Abbott, Group Manager, Public Relations, The BOC Group Tel. 01276 477222 (International +44 1276 477222)

Notes to editors

The BOC Group (LSE: BOC), the worldwide industrial gases, vacuum technologies and distribution services company, serves two million customers in more than 50 countries. It employs 44,500 people and had annual sales of more than GBP4.3 billion in 2003. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com/.

About Airgas, Inc.
Airgas, Inc. (NYSE: ARG) is the largest US distributor of industrial, medical and specialty gases, welding, safety and related products. Its integrated network of nearly 800 locations includes branches, retail stores, gas fill plants, specialty gas labs, production facilities and distribution centers. Airgas also distributes its products and services through eBusiness, catalog and telesales channels. Its national scale and strong local presence offer a competitive edge to its diversified customer base. For more information, please visit http://www.airgas.com/.



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The BOC Group plc Announcement released to a Regulatory Information Service at
14.35hrs on 20 April 2004 under ref no PRNUK-2004041433-1396



COMPETITION COMMISSION RECOMMENDS CONDITIONAL APPROVAL OF BIDCO AND AFROX HEALTHCARE DEAL


African Oxygen Limited (Afrox) wishes to notify all its shareholders and interested parties that, on Friday 16 April 2004, the Competition Commission recommended to the Competition Tribunal that the merger of Business Venture Investments No 790 (Pty) Ltd (Bidco) and Afrox Healthcare Limited (Ahealth) be approved subject to certain conditions.

Bidco comprises a BEE consortium and Medi-Clinic Corporation Limited (Medi-Clinic). The BEE consortium comprises Brimstone Investment Corporation Limited, Mvelaphanda Strategic Investments (Pty) Ltd (Mvelaphanda), and broad based empowerment groupings.

         The summary of the salient points of the conditions recommended by the Competition Commission are -


     o  Disinvestment of Mvelaphanda's shareholding in Tshwane Private Hospitals
        (Pty) Ltd (Tshwane)
        -  Mvelaphanda must disinvest its 32 percent shareholding in Tshwane.

     o  Appointment of a non-executive director by Medi-Clinic to Bidco board
        - The non-executive director to be appointed by Medi-Clinic to the board of Bidco shall be an independent director and shall not be a serving member of the board of either Medi-Clinic or Remgro Limited.

     o  Future hospital acquisitions by Medi-Clinic
        - Medi-Clinic must notify the Competition Commission of all future hospital acquisitions.

For further details please access the Competition Commission website at www.compcom.co.za.

The approval by the Competition Tribunal is the only outstanding condition precedent for the acquisition by Bidco of all the shares in Ahealth, including Afrox's 69 percent shareholding in Ahealth. Should the transaction be conditionally approved by the Competition Tribunal, Afrox shall be entitled to accept such conditional approval and by doing so, bring about the fulfillment of the last condition precedent.


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Ends

Issued by African Oxygen Limited

For further information

Chris Fieldgate   (011) 490-0430 / 082 495 1481

Ros Beart (011) 490 0712 / 082 891 5149



                                                                Page 5 of 12


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   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 22 APRIL 2004
                  AT 09.50 HRS UNDER REF: PRNUK-2204040950-5C7F


                  22 April 2004

                  THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

                  The BOC Group plc (the Company) has been notified of the disposal on 20 April 2004 of 8,000 Ordinary shares of 25p each in the Company at a sale price of 924.21p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

                  Following this disposal of 8,000 Ordinary shares, the Trustee now holds 4,922,177 Ordinary shares.

                  Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,922,177 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 28 APRIL 2004
                  AT 17.18 HRS UNDER REF: PRNUK-2804041718-7CFE


                  THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

                  The BOC Group plc (the Company) has been notified of the disposal on 28 April 2004 of 7,965 Ordinary shares of 25p each in the Company at a sale price of 939.89p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

                  Following this disposal of 7,965 Ordinary shares, the Trustee now holds 4,914,212 Ordinary shares.

                  Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,914,212 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.




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   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 29 APRIL 2004
                  AT 11.43 HRS UNDER REF: PRNUK-2904041138-9BD1


                       Board changes at The BOC Group plc


        Anne Quinn CBE and Iain Napier appointed non-executive directors.
             Roberto Mendoza to resign as a non-executive director.


Anne Quinn CBE and Iain Napier are appointed non-executive directors of The BOC Group plc with effect from 1 May 2004.


Anne Quinn is group vice president of BP p.l.c.'s gas, power and renewables business stream. A New Zealander, she worked for Standard Oil of Ohio and joined BP in 1987 when it acquired Standard Oil.

Iain Napier is chief executive of Taylor Woodrow plc and a non-executive director of Imperial Tobacco Group PLC. He was previously a director of Bass plc where he was chief executive of Bass Brewers and Bass International before joining Interbrew SA in 2000.

Roberto Mendoza, a non-executive director since 2002, will resign from the board with effect from 12 May 2004. He is scaling back his external commitments to concentrate on his role at Integrated Finance Ltd, of which he is a founding partner.

Rob Margetts, chairman of The BOC Group, said: "I am very pleased that we have been able to add the experience and skills of Anne Quinn and Iain Napier to our board. They each have knowledge of markets and technologies that are very important to us. Roberto Mendoza has made a valuable contribution to BOC during his time on the board and I fully understand his wish to concentrate more fully on his successful partnership".

There is no further information to be disclosed under the requirements of Listing Rule 16.4 in relation to the appointment of either Anne Quinn or Iain Napier.



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--------------------- ----------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------- ----------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------- ----------------------------------------------------------




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 The BOC Group plc Announcement released to a Regulatory Information Service on
                        30 April 2004 at 14.49 hrs under
                           Ref: PRNUK-3004041448-9EBE

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                      2. Name of shareholder having a major interest

      The BOC Group plc                                       FMR Corp and Fidelity International Limited

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that     4. Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder          holder, the number of shares held by each of them
      named in 2 above or in respect of a non-beneficial
      interest or in the case of an individual holder
      if it is a holding of that person's spouse or           See additional information
      children under the age of 18


      Notification in respect of party named in 2 above.

-------------------------------------------------------------------------------------------------------------------------
5.    Number of         6. Percentage of issued            7. Number of shares/amount      8.  Percentage of issued class
      shares/amount of     class                              of stock disposed
      stock acquired

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                    10. Date of transaction         11.  Date company informed

     Ordinary shares of 25p each                              29 April 2004                    30 April 2004

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      14,914,788                                             3.00%

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

      In a letter dated 29 April 2004 and received on        Sarah Larkins
      30 April 2004 The BOC Group plc has been notified      Assistant Company Secretary
      that FMR Corp and Fidelity Investments Limited         01276 807383
      have a 3.00% notifiable interest in the issued
      Ordinary share capital of the Company.

      Neither FMR Corp nor Fidelity Investments Limited own shares for their own account. The shares are held by Fidelity on behalf of their clients.

-------------------------------------------------------------------------------------------------------------------------


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16.   Name and signature of authorised company official responsible for making this notification

      Sarah Larkins

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___30 April 2004_________

-------------------------------------------------------------------------------------------------------------------------





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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  May 3, 2004



                                By:       /s/   Sarah Larkins
                                         ----------------------------------
                                         Name:  Sarah Larkins
                                         Title: Assistant Company Secretary



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